MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSX: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

United States Securities & Exchange Comm.
12g 3-2(b) | Exemption No. 82-2682
MESSINA MINERALS INC.

PRESS RELEASE

November 8, 2006

Messina Minerals ("MMI") Extends Hurricane Massive Sulphide Zone

Messina Minerals Inc. ("MMI") has expanded the recently announced discovery of high-grade massive sulphide mineralization at the Hurricane target 700 meters along strike from the Company's Boomerang massive sulphide deposit within Messina's Tulks South Property located in central Newfoundland, Canada. Assays for two additional holes at Hurricane have been received and are reported below. Four drills continue to test for extensions to massive sulphide mineralization at Boomerang, Domino, and Hurricane.

HURRICANE MASSIVE SULPHIDE ZONE DISCOVERY

Assays for two additional holes have been received; both holes have intersected significant massive sulphide mineralization. The results indicate the Hurricane massive sulphide discovery is thickening to the east; and the halo of base metal mineralization around the massive sulphide is also strengthening to the east. Assays are tabulated below for all four holes to date which have intersected Hurricane mineralization.

GA06-180, an undercut of GA06-176 on 4100E intersected 1.20 m of massive sulphide from 341.0 m to 342.2 m assaying 0.8% copper, 8.5% lead, 10.7% zinc, 124 g/t silver, and 0.5 g/t gold at 175 m elevation. This occurs within a broad 11.25 m zone of mineralization from 336.0 m to 347.25 m assaying 0.2% copper, 1.3% lead, 2.1% zinc, 22 g/t silver, and 0.1 g/t gold.

GA06-172, an undercut of GA06-153 on 4000E intersected 0.35 meters of massive sulphide from 370.85 m to 371.20 m assaying 0.1% copper, 4.1% lead, 4.5% zinc, 30 g/t silver, and 0.1 g/t gold at 125 m elevation.

Table: Drill Results from Hurricane to date

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-153	4000E	348.20	348.50	0.50	0.9	7.2	16.1	240	0.4
GA06-172*	4000E	370.85	371.20	0.35	0.1	4.1	4.5	30	0.1
GA06-176	4100E	322.93	323.43	0.50	0.7	14.3	16.3	195	0.3
and		329.79	330.12	0.33	1.3	11.5	13.3	154	0.2
GA06-180*	4100E	336.00	347.25	11.25	0.2	1.3	2.1	22	0.1
including		341.00	342.20	1.20	0.8	8.5	10.7	124	0.5

*New results

The Hurricane massive sulphide intercepts exhibit high polymetallic grades, ranging between 20.0% and 31.3% combined copper+lead+zinc. Hurricane massive sulphides have been intersected along 100 meters of strike length and 70+ meters of dip length implying good length and dip continuity of this mineralized zone.

dw 12/4

Hurricane massive sulphides lie at relatively shallow depth approximately 225 meters below surface and are located 700 meters east of the Company's Boomerang massive sulphide deposit in the vicinity of 4000E (see NR's October 4, 2006; October 23, 2006). The target is defined by extensive zinc-enriched alteration. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area.

The volcanogenic alteration which allowed Messina's geologists to develop the Hurricane target and led to these massive sulphide intersections, is continuous along strike from the east at section 4400E through Hurricane at 4000E, Boomerang at 3300E, and continues through the Zinc Zone alteration zone to at least 1200E for a 3.2 kilometer strike length. This alteration extends to depth and also envelops the Domino massive sulphide lens which has also been tested by limited drilling.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 8, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 8, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**
The foregoing accurately discloses the material changes referred to herein.

DATED this 8th day of November, 2006.

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 8, 2006

Messina Minerals ("MMI") Extends Hurricane Massive Sulphide Zone

Messina Minerals Inc. ("MMI") has expanded the recently announced discovery of high-grade massive sulphide mineralization at the Hurricane target 700 meters along strike from the Company's Boomerang massive sulphide deposit within Messina's Tulks South Property located in central Newfoundland, Canada. Assays for two additional holes at Hurricane have been received and are reported below. Four drills continue to test for extensions to massive sulphide mineralization at Boomerang, Domino, and Hurricane.

HURRICANE MASSIVE SULPHIDE ZONE DISCOVERY

Assays for two additional holes have been received; both holes have intersected significant massive sulphide mineralization. The results indicate the Hurricane massive sulphide discovery is thickening to the east; and the halo of base metal mineralization around the massive sulphide is also strengthening to the east. Assays are tabulated below for all four holes to date which have intersected Hurricane mineralization.

GA06-180, an undercut of GA06-176 on 4100E intersected 1.20 m of massive sulphide from 341.0 m to 342.2 m assaying 0.8% copper, 8.5% lead, 10.7% zinc, 124 g/t silver, and 0.5 g/t gold at 175 m elevation. This occurs within a broad 11.25 m zone of mineralization from 336.0 m to 347.25 m assaying 0.2% copper, 1.3% lead, 2.1% zinc, 22 g/t silver, and 0.1 g/t gold.

GA06-172, an undercut of GA06-153 on 4000E intersected 0.35 meters of massive sulphide from 370.85 m to 371.20 m assaying 0.1% copper, 4.1% lead, 4.5% zinc, 30 g/t silver, and 0.1 g/t gold at 125 m elevation.

Table: Drill Results from Hurricane to date

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
GA06-153	4000E	348.20	348.50	0.50	0.9	7.2	16.1	240	0.4
GA06-172*	4000E	370.85	371.20	0.35	0.1	4.1	4.5	30	0.1
GA06-176	4100E	322.93	323.43	0.50	0.7	14.3	16.3	195	0.3
and		329.79	330.12	0.33	1.3	11.5	13.3	154	0.2
GA06-180*	4100E	336.00	347.25	11.25	0.2	1.3	2.1	22	0.1
including		341.00	342.20	1.20	0.8	8.5	10.7	124	0.5

*New results

The Hurricane massive sulphide intercepts exhibit high polymetallic grades, ranging between 20.0% and 31.3% combined copper+lead+zinc. Hurricane massive sulphides have been intersected along 100 meters of strike length and 70+ meters of dip length implying good length and dip continuity of this mineralized zone.

Hurricane massive sulphides lie at relatively shallow depth approximately 225 meters below surface and are located 700 meters east of the Company's Boomerang massive sulphide deposit in the vicinity of 4000E (see NR's October 4, 2006; October 23, 2006). The target is defined by extensive zinc-enriched alteration. Significant lengths of low-grade zinc mineralization are excellent exploration indicators of nearby massive sulphide deposits in the Boomerang area.

The volcanogenic alteration which allowed Messina's geologists to develop the Hurricane target and led to these massive sulphide intersections, is continuous along strike from the east at section 4400E through Hurricane at 4000E, Boomerang at 3300E, and continues through the Zinc Zone alteration zone to at least 1200E for a 3.2 kilometer strike length. This alteration extends to depth and also envelops the Domino massive sulphide lens which has also been tested by limited drilling.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 14, 2006

Messina Minerals ("MMI") Intersects 4.6% copper, 6.5% lead, 13.6% Zinc, 384 g/t Silver, 0.3 g/t Gold; Extends Boomerang to 500 Meter Length

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada. The two-fold objectives of the 2006 exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property, leading to a NI43-101 resource
- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties.

HIGHLIGHTS

- GA06-181 intersected 1.15 meters of high-grade massive sulphides assaying 4.6% copper, 6.5% lead, 13.6% zinc, 384 g/t silver, and 0.3 g/t gold. This is the highest copper-enriched interval drilled to date. The intersection extends Boomerang 25 meters along strike to 3375E, and it points to the potential of Boomerang-Domino-Hurricane style massive sulphides to have high-grade copper zones within the predominantly zinc-lead type mineralization.

- Holes on sections 2875E and 3375E have intersected enriched base metals in massive sulphides; extending the strike length of Boomerang to 500 meters

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

Drilling reported here is designed to define the limits of Boomerang mineralization prior to calculating a NI43-101 compliant mineral resource. Assay results for 17 new drill holes have been received, are tabulated below, and are further discussed by section or area targeted. One drill remains testing Boomerang for additional extensions to mineralization; three others are now testing other nearby targets.

Section 3375E (eastern side of Boomerang)

Five holes, GA06-175, GA06-178, GA06-179, and GA06-181, and GA06-184 were drilled to extend the length of Boomerang 25 meters to the east of 3350E.

GA06-181 intersected 1.15 meters of high-grade massive sulphides assaying 4.6% copper, 6.5% lead, 13.6% zinc, 384 g/t silver, and 0.3 g/t gold. This is the highest copper-enriched interval drilled at Boomerang and is significant for two reasons: the intersection extends Boomerang 25 meters along strike to 3375E, and it points to the potential of Boomerang-Domino-Hurricane style massive sulphides to have high-grade copper zones within the predominantly zinc-lead type mineralization.

GA06-184 intersected a 4.55 meter interval of massive sulphides assaying 0.9% copper, 4.0% lead, 7.6% zinc, 104 g/t silver, and 0.4 g/t gold. GA06-175 and GA06-179 intersected broad intervals of lower grade zinc; GA06-178 intersected pyritic massive sulphides. These holes extend Boomerang 25 meters east to at least 3375E.

Sections 3275E, 3325E, 3350E, 3375E, 3400E (Boomerang near surface)

Eight holes tested near-surface for Boomerang massive sulphides. GA06-160, GA06-161, GA06-162, GA06-165, and GA06-174 intersected massive pyrite with no significant assay values. GA06-166, GA06-168, and GA06-169 intersected base metal-enriched massive sulphides over approximately 1 meter widths. These eight holes now define the upper limit of copper, lead, zinc, silver, and gold enrichment in Boomerang massive sulphides at approximately 70 meters from surface between 3325E and 3400E.

Sections 2875E, 3050E (western bottom of Boomerang)

Four holes, GA06-157, GA06-164, GA06-171, and GA06-177, tested for extensions to Boomerang along the western bottom of the deposit. GA06-171 on 2875E intersected a significant 3.6 meter interval assaying 0.2% copper, 2.3% lead, 9.4% zinc, 91 g/t silver, and 1.0 g/t gold. GA06-177 on the same section 2875E intersected a narrow 0.17 meter massive sulphide assaying trace copper, 3.7% lead, 4.9% zinc, 85 g/t silver, and 0.7 g/t gold. A third hole on 2875E, GA06-164, did not intersect massive sulphide.

One hole on 3050E, GA06-157, now the deepest hole on section, intersected 0.35 meters of high-grade zinc assaying 0.2% copper, 2.4% lead, 15.2% zinc, 87 g/t silver, and 0.3 g/t gold.

These holes extend the length of Boomerang to the west for a total length of 500 meters of zinc-enriched massive sulphide between 2875E and 3375E.

Table: Boomerang Drill Results Sorted by Targeted Area

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Eastern Side of Boomerang									
GA06-175	3375E	326.30	372.60	46.30	0.1	0.1	0.6	trace	trace
GA06-178	3375E				No significant assay				
GA06-179	3375E	347.20	356.25	9.05	0.1	1.1	2.3	25	0.2
GA06-181	3375E	316.20	317.35	1.15	4.6	6.5	13.6	384	0.3
GA06-184	3375E	298.30	302.85	4.55	0.9	4.0	7.6	104	0.4
Boomerang Near Surface									
GA06-160	3325E				No significant assay				
GA06-161	3350E				No significant assay				
GA06-162	3350E				No significant assay				
GA06-165	3375E				No significant assay				
GA06-166	3400E	66.45	67.30	0.85	0.4	1.7	2.6	33	2.7
GA06-168	3400E	50.70	51.55	0.85	0.5	2.3	3.0	33	0.3
GA06-169	3400E	94.95	96.10	1.15	0.3	2.1	3.2	26	0.1
GA06-174	3275E				No significant assay				
Western Bottom of Boomerang									
GA06-157	3050E	320.45	320.80	0.35	0.2	2.4	15.2	87	0.3
GA06-164	2900E				No significant assay				
GA06-171	2900E	359.75	363.35	3.60	0.2	2.3	9.4	91	1.0
GA06-177	2900E	360.70	360.87	0.17	trace	3.7	4.9	85	0.7

Vertical Longitudinal Map

An updated Vertical Longitudinal map showing the location of pierce points of all holes is available on the Company's website at www.messinaminerals.com/s/Boomerang.asp which has all drill hole pierce points labeled for reference.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

**MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE BRITISH COLUMBIA SECURITIES ACT**

**MATERIAL CHANGE REPORT UNDER SECTION 118(1)
OF THE ALBERTA SECURITIES ACT**

Item 1. **Reporting Issuer**

Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

November 14, 2006

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on November 14, 2006 through the facilities of CCN Matthews via Canadian Timely Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on Section 85(2) of the British Columbia Securities Act & Reliance on Section 118(2) of the Alberta Securities Act**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material changes referred to herein.

DATED this 14th day of November, 2006.

"Peter Tallman"

Peter Tallman, President

MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

November 14, 2006

Messina Minerals ("MMI") Intersects 4.6% copper, 6.5% lead, 13.6% Zinc, 384 g/t Silver, 0.3 g/t Gold; Extends Boomerang to 500 Meter Length

Messina Minerals Inc. ("MMI") is drilling base metal massive sulphide targets within Messina's Tulks South Property located in central Newfoundland, Canada. The two-fold objectives of the 2006 exploration program are to:

- define/expand the volume of zinc-lead-copper-gold-silver bearing massive sulphide mineralization on the property, leading to a NI43-101 resource
- identify and test significant new exploration targets within Messina's extensive 323 square kilometer area properties.

HIGHLIGHTS

- GA06-181 intersected 1.15 meters of high-grade massive sulphides assaying 4.6% copper, 6.5% lead, 13.6% zinc, 384 g/t silver, and 0.3 g/t gold. This is the highest copper-enriched interval drilled to date. The intersection extends Boomerang 25 meters along strike to 3375E, and it points to the potential of Boomerang-Domino-Hurricane style massive sulphides to have high-grade copper zones within the predominantly zinc-lead type mineralization.

- Holes on sections 2875E and 3375E have intersected enriched base metals in massive sulphides; extending the strike length of Boomerang to 500 meters

BOOMERANG MASSIVE SULPHIDE ZONE DRILLING

Drilling reported here is designed to define the limits of Boomerang mineralization prior to calculating a NI43-101 compliant mineral resource. Assay results for 17 new drill holes have been received, are tabulated below, and are further discussed by section or area targeted. One drill remains testing Boomerang for additional extensions to mineralization; three others are now testing other nearby targets.

Section 3375E (eastern side of Boomerang)

Five holes, GA06-175, GA06-178, GA06-179, and GA06-181, and GA06-184 were drilled to extend the length of Boomerang 25 meters to the east of 3350E.

GA06-181 intersected 1.15 meters of high-grade massive sulphides assaying 4.6% copper, 6.5% lead, 13.6% zinc, 384 g/t silver, and 0.3 g/t gold. This is the highest copper-enriched interval drilled at Boomerang and is significant for two reasons: the intersection extends Boomerang 25 meters along strike to 3375E, and it points to the potential of Boomerang-Domino-Hurricane style massive sulphides to have high-grade copper zones within the predominantly zinc-lead type mineralization.

GA06-184 intersected a 4.55 meter interval of massive sulphides assaying 0.9% copper, 4.0% lead, 7.6% zinc, 104 g/t silver, and 0.4 g/t gold. GA06-175 and GA06-179 intersected broad intervals of

lower grade zinc; GA06-178 intersected pyritic massive sulphides. These holes extend Boomerang 25 meters east to at least 3375E.

Sections 3275E, 3325E, 3350E, 3375E, 3400E (Boomerang near surface)

Eight holes tested near-surface for Boomerang massive sulphides. GA06-160, GA06-161, GA06-162, GA06-165, and GA06-174 intersected massive pyrite with no significant assay values. GA06-166, GA06-168, and GA06-169 intersected base metal-enriched massive sulphides over approximately 1 meter widths. These eight holes now define the upper limit of copper, lead, zinc, silver, and gold enrichment in Boomerang massive sulphides at approximately 70 meters from surface between 3325E and 3400E.

Sections 2875E, 3050E (western bottom of Boomerang)

Four holes, GA06-157, GA06-164, GA06-171, and GA06-177, tested for extensions to Boomerang along the western bottom of the deposit. GA06-171 on 2875E intersected a significant 3.6 meter interval assaying 0.2% copper, 2.3% lead, 9.4% zinc, 91 g/t silver, and 1.0 g/t gold. GA06-177 on the same section 2875E intersected a narrow 0.17 meter massive sulphide assaying trace copper, 3.7% lead, 4.9% zinc, 85 g/t silver, and 0.7 g/t gold. A third hole on 2875E, GA06-164, did not intersect massive sulphide.

One hole on 3050E, GA06-157, now the deepest hole on section, intersected 0.35 meters of high-grade zinc assaying 0.2% copper, 2.4% lead, 15.2% zinc, 87 g/t silver, and 0.3 g/t gold.

These holes extend the length of Boomerang to the west for a total length of 500 meters of zinc-enriched massive sulphide between 2875E and 3375E.

Table: Boomerang Drill Results Sorted by Targeted Area

Hole	Section	From (m)	To (m)	Interval	Cu %	Pb %	Zn %	Ag g/t	Au g/t
Eastern Side of Boomerang									
GA06-175	3375E	326.30	372.60	46.30	0.1	0.1	0.6	trace	trace
GA06-178	3375E				No significant assay				
GA06-179	3375E	347.20	356.25	9.05	0.1	1.1	2.3	25	0.2
GA06-181	3375E	316.20	317.35	1.15	4.6	6.5	13.6	384	0.3
GA06-184	3375E	298.30	302.85	4.55	0.9	4.0	7.6	104	0.4
Boomerang Near Surface									
GA06-160	3325E				No significant assay				
GA06-161	3350E				No significant assay				
GA06-162	3350E				No significant assay				
GA06-165	3375E				No significant assay				
GA06-166	3400E	66.45	67.30	0.85	0.4	1.7	2.6	33	2.7
GA06-168	3400E	50.70	51.55	0.85	0.5	2.3	3.0	33	0.3
GA06-169	3400E	94.95	96.10	1.15	0.3	2.1	3.2	26	0.1
GA06-174	3275E				No significant assay				
Western Bottom of Boomerang									
GA06-157	3050E	320.45	320.80	0.35	0.2	2.4	15.2	87	0.3
GA06-164	2900E				No significant assay				
GA06-171	2900E	359.75	363.35	3.60	0.2	2.3	9.4	91	1.0
GA06-177	2900E	360.70	360.87	0.17	trace	3.7	4.9	85	0.7

Vertical Longitudinal Map
An updated Vertical Longitudinal map showing the location of pierce points of all holes is available on the Company's website at www.messinaminerals.com/s/Boomerang.asp which has all drill hole pierce points labeled for reference.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President